UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 000-53508

HELIX BIOPHARMA CORP.
(Translation of registrant’s name into English)

305 INDUSTRIAL PARKWAY SOUTH, #3, AURORA, ONTARIO, CANADA  L4G 6X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X            Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes __       No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	Press Release, dated December 9, 2009

99.2	Interim Financial Statements for the Period Ended October 31, 2009

99.3	Management’s Discussion and Analysis for the Period Ended October 31, 2009

99.4	Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO

99.5	Form 52-109F2 – Certification of Interim Filings – Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HELIX BIOPHARMA CORP.
(Registrant)

Date: December 10, 2009	By: /s/ Photios (Frank) Michalargias
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release, dated December 9, 2009

99.2	Interim Financial Statements for the Period Ended October 31, 2009

99.3	Management’s Discussion and Analysis for the Period Ended October 31, 2009

99.4	Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO

99.5	Form 52-109F2 – Certification of Interim Filings – Full Certificate - CFO